UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                              Maurice W. Schonfeld
                     Spectrum Information Technologies, Inc.
                             2700 Westchester Avenue
                               Purchase, NY 10577
                                 (914) 251-1800
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 12, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

------------------------------------------------------    ----------------------
CUSIP NO.    847623303                                    Page 2 of 6
------------------------------------------------------    ----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Maurice W. Schonfeld
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|X|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS *

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
----------------------- -------- -----------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                  800,000
                        -------- -----------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
                        -------- -----------------------------------------------
   REPORTING PERSON     9        SOLE DISPOSITIVE POWER
         WITH
                                 800,000
                        -------- -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          800,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES *                               |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer.

     The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a)  This  Schedule  13D is  being  filed  on  behalf  of  Maurice  W.
               Schonfeld.

          (b) Mr. Schonfeld's home address is One West 67th Street, New York, New York 10023.

          (c) Mr. Schonfeld is a member of Issuer's Board of Directors and is the President of Beauchamp Place Communications, Inc., located at 70 Rockefeller Plaza, New York, New York 10111.

          (d) Mr. Schonfeld has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Schonfeld has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Schonfeld is a United States citizen.

     On December 11, 1998 (the "Closing Date"), Issuer entered into a Stock Purchase Agreement with Powers & Co., a sole proprietorship owned by Lawrence M. Powers, pursuant to which Powers & Co. purchased 3,000,000 shares of Common Stock and an option (the "Option") to acquire an additional 1,800,000 shares of Common Stock at an exercise price of $0.15 per share. The Option is exercisable from the Closing Date until December 11, 2003. Powers & Co. paid cash consideration of $600,000 at the closing, from the personal funds of Mr. Powers.

     On December 12, 1998, Powers & Co. sold 500,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 300,000 shares of Common Stock) to Mr. Schonfeld. The total purchase price paid by Mr. Schonfeld for the Common Stock and this portion of the Option was $100,000. The sale to Mr. Schonfeld was effected via telecopy and the mail.

     In addition, on December 12, 1998, Powers & Co. made a gift of 200,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 80,000 shares of Common Stock) to Jon Gerber, a second cousin of Mr. Powers. The gift to Mr. Gerber was effected via telecopy and the mail.

     In connection with the sale of the Common Stock and the Option to Powers & Co., Issuer's directors as of the Closing Date appointed Mr. Powers a director of Issuer, and immediately thereafter Issuer's other directors resigned.


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
Issuer's previous officers as of the Closing Date also resigned in connection with the transaction. Mr. Powers, as the sole remaining member of the Board, filled two vacancies by appointing Messrs. Schonfeld and Gerber as directors of Issuer.
The new Board elected Mr. Powers as Chairman and Chief Executive Officer and Mr. Gerber as Vice-President, Secretary and Treasurer.

     On December 12, 1998, Issuer also entered into a Stock Purchase Agreement with Robert Ingenito pursuant to which Mr. Ingenito purchased 500,000 shares of Common Stock and an option to acquire an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share. Mr. Ingenito's option is exercisable from December 12, 1998 until December 12, 2003. The total purchase price paid by Mr. Ingenito for the Common Stock and his option was $100,000, which he paid from his own personal funds. The new Board then appointed Mr. Ingenito to fill a vacancy on the Board. Mr. Schonfeld disclaims membership in a group with any of Messrs. Powers, Gerber or Ingenito.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source of the consideration was from the personal funds of Mr. Schonfeld.

Item 4.   Purpose of Transactions

     The acquisition of his Common Stock and his option has been made by Mr. Schonfeld for investment purposes. He intends continuously to review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of his review of any or all of the aforementioned factors, he may decide to purchase additional securities of Issuer or to dispose of all or a portion of his Common Stock or his option.

     As a member of Issuer's new Board, Mr. Schonfeld intends to change the strategic direction of Issuer to focus on Internet marketing. The new Board also intends to propose at the next meeting of Issuer's shareholders that Issuer's Certificate of Incorporation be amended and restated to, among other things, change Issuer's name to "Siti-Sites.com, inc.," to increase the number of authorized shares of Common Stock and to remove certain provisions thereof which Issuer's shareholders determine are no longer necessary or in the best interests of Issuer. Although certain marketing projects are currently being considered, no definitive plan or proposal has been formulated with respect to the foregoing. There can be no assurance as to the terms or the timing of any such plan or proposal. In addition, the new Board plans to change Issuer's principal place of business in the near future.

     Except as set forth in Item 2 or in this Item 4, Mr. Schonfeld has no other present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mr. Schonfeld reserves the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

          (a)  Mr.  Schonfeld  beneficially  owns 800,000 shares of Common Stock


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
               (including an option to purchase 300,000 shares of Common Stock that vested on December 11, 1998) (See Item 2). This beneficial ownership represents approximately 13.4% of the Common Stock.

          (b) Mr. Schonfeld has sole voting power and dispositive power with respect to the shares of Common Stock.

          (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this
               Item 5 except as described in Item 2.

          (d) No person other than Mr. Schonfeld has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Schonfeld.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, other than described in Item 2.

Item 7.   Material to be Filed as Exhibits.

          None.

































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



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Maurice W. Schonfeld


Date:    December 22, 1998                     /s/ Maurice W. Schonfeld













































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